UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Announcement Regarding Secondary Offering

With Respect to Repayment of Preferred Shares (Public Funds)

Tokyo, May 24, 2006 — Mitsubishi UFJ Financial Group, Inc. (President & CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces as follows regarding the disposal by way of market trading and the secondary offering by way of underwriting with respect to the repayment of the preferred shares (public funds) notified on May 22, 2006.

PARTICULARS

1.	Results of Disposal by way of Market Trading

(1)	As notified on May 23, 2006, on the same day, 179,639 shares of common stock of the Company were delivered upon acquisition claim with respect to 9,300 shares and 89,357 shares of Class 8 and Class 10 Preferred Shares, respectively, held by the Resolution and Collection Corporation (the “RCC”).

(2)	All of such shares of common stock of the Company were disposed by the RCC today, through ToSTNeT-2 of the Tokyo Stock Exchange (closing price order) as scheduled.

(3)	In addition, the Company, as also announced today, purchased 187,562 shares of common stock of the Company (aggregate amount of ¥286,969,860,000 in cash) also through ToSTNeT-2 of the Tokyo Stock Exchange (closing price order) corresponding to the disposal described above.

2.	Number of Shares to be Offered in the Secondary Offering by way of Underwriting

(1)	Subject to the prior approval of the Deposit Insurance Corporation of Japan (the “DICJ”), the number of shares to be offered by way of underwriting by RCC, as the seller, is the total number of 277,245 shares of common stock of the Company to be delivered upon acquisition claim with respect to 79,700 shares, 60,643 shares and 16,700 shares of Class 9, Class 10 and Class 12 Preferred Shares, respectively (number of shares to be offered as per originally intended), which are all of the preferred shares (public funds) outstanding after the completion of disposal by way of market trading described in 1 above. Claim for acquisition of such preferred shares will be made by the delivery date of the secondary offering described above.

(2)	When the secondary offering described in (1) above is executed as scheduled, the repayment of the public funds, which was injected in the form of preferred shares, will be completed.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Note: The purpose of this press release is to make a general public statement of the results of repurchase of the Company’s own shares, the number of shares to be offered in the secondary offering outside of the United States and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.